UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.

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In the Matter of

ENTERGY ARKANSAS, INC.

                                   CERTIFICATE PURSUANT
File No. 70-8071                         TO RULE 24

(Public Utility Holding
     Company Act of 1935)
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      Pursuant to Rule 24 promulgated by the Securities  and
Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935, modified by the application and/or declaration referenced above and the related order dated March 16, 1993, this is to certify that the following transactions were carried out during the twelve months ended December 31, 1996, by Entergy Arkansas, Inc. ("Entergy Arkansas") pursuant to the authorization of the SEC.

I.   Programs Authorized

     In 1993, Entergy Arkansas was authorized to (i) finance for all classes of Entergy Arkansas customers the acquisition and installation of heat pumps and other standard electric appliances, energy conservation and weatherization materials and related ductwork and wiring, and extended warranties, electrical efficiency testing and service plans for such appliances and materials ("Appliance Activities"), and (ii) finance for Entergy Arkansas non-residential customers the acquisition and installation of efficient electrical equipment and electrotechnologies ("Equipment Activities").

II.  Report of Transactions

       The financing of standard electric appliances, including heat pumps and water heaters is permitted under Rule 48 of the Holding Company Act while the financing of associated weatherization items, wiring and ductwork is permitted only under the authority granted in the Commission's order approving the Program. Contractors indicated that these associated items account for about 10% of the total installed cost.

      Therefore,  during the year ended December  31,  1996,
Entergy   Arkansas  participated  in  these  activities   as
follows:

     Activity  1, Appliance Activities - Financed  $840
     and  had proceeds of $21,127.  The maximum  amount
     extended  to a single customer was $555.   Entergy
     Arkansas had outstanding principal obligations  as
     of  December  31,  1996,  of  $398,680.   Expenses
     charged in 1996 were $15,717.

     Activity   2,  Equipment  Activities   -   Entergy
     Arkansas   did  not  finance  for  non-residential
     customers  the  acquisition  and  installation  of
     efficient      electrical      equipment       and
     electrotechnologies    ("Equipment    Activities")
     during the reporting period.

      IN WITNESS WHEREOF, Entergy Arkansas has caused this certificate to be executed as of the 26th day of February, 1997.

                          ENTERGY ARKANSAS, INC.



                      By: /s/ John R. Marshall
                          John R. Marshall
                          Vice President, Mass Accounts